Exhibit 99.1

e.GO – Additional Staff Determination Letter and Delisting

AACHEN, GERMANY– April 29, 2024 - Next.e.GO N.V. (NASDAQ:EGOX) (“e.GO”) today announced that on April 26, 2024 the Company received an Additional Staff determination letter (the “Letter”) from the Listing Qualifications Department of The Nasdaq Stock Market LLC (“Nasdaq”) notifying the Company that the Nasdaq Hearings Panel (the “Panel”) will consider this matter in rendering a determination regarding the Company’s continued listing on The Nasdaq Capital Market. The Company has previously been notified by the Listing Qualifications Department, that it has not paid certain fees required by Listing Rule 5250(f). The Company’s past due fee balance currently totals $65,500. Accordingly, this matter serves as an additional basis for delisting the Company’s securities from The Nasdaq Stock Market.

In addition, the Company has previously been informed by the Listing Qualifications Department of The Nasdaq Stock Market LLC (“Nasdaq”) to delist the Company’s securities because the Company’s securities have had a closing bid price below $0.10 for ten consecutive trading days, which triggers a notice of delisting pursuant to Nasdaq Listing Rule 5810(c)(3)(A)(iii) (the “Low Priced Stocks Rule”).

In addition to the $0.10 Rule delisting notice, the Company also currently fails to satisfy the requirement that the closing bid price of its securities remain at $1.00 or higher as required by Nasdaq Listing Rule 5810(c)(3)(A) (the “Minimum Bid Price Rule”). The Company has received a period of 180 calendar days to return to compliance with the Minimum Bid Price Rule, which compliance period expires on June 10, 2024. If the Company’s securities fail to regain compliance with the Minimum Bid Price Rule, Nasdaq will have an additional basis for delisting the securities.

The Company had requested an appeal of the Letter. The hearing concerning the appeal was scheduled for May 16, 2024. The Company withdrew its appeal today. Accordingly, the hearing will not take place and the Company’s shares will be delisted from Nasdaq.

About e.GO

Headquartered in Aachen, Germany, e.GO designs and manufactures battery electric vehicles for the urban environment, with a focus on convenience, reliability and affordability. e.GO has developed a disruptive solution for producing its electric vehicles using proprietary technologies and low cost MicroFactories, and has vehicles already on the road today. e.GO is helping cities and their inhabitants improve the way they get around and is making clean and convenient urban mobility a reality. Visit https://www.e-go-mobile.com/ to learn more.

Forward-Looking Statements

This press release includes “forward-looking statements.” The Company’s actual results may differ from its expectations, estimates and projections and consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believe,” “predict,” “potential,” “continue,” “aim” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, the Company’s expectations, hopes, beliefs, intentions, or strategies for the future, including those that relate to the Company’s share price and good standing with Nasdaq. These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. You should carefully consider the risks and uncertainties described in the documents filed by the Company from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Most of these factors are outside the Company’s control and are difficult to predict. The Company cautions not to place undue reliance upon any forward-looking statements, including projections, which speak only as of the date made. The Company does not undertake or accept any obligation to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions, or circumstances on which any such statement is based.

Contacts

For Investors:

Timo Wamig

ir@e-go-mobile.com

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